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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)/

                          HELIX TECHNOLOGY CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
     ----------------------------------------------------------------------
                         (Title or Class of Securities)

                                   423319-10-2
     ----------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if fee is being paid with this statement: [ ]
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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   CUSIP No. 423319-10-2              13G                      Page 2 of 5 Pages


- --------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       Memorial Drive Trust #04-2272266 Plan #001
- --------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (SEE INSTRUCTIONS)
                                                            (a) [ ]
       N/A                                                  (b) [ ]
- --------------------------------------------------------------------------------
  3    SEC USE ONLY


- --------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION
       125 CambridgePark Drive, 6th Floor
       Cambridge, MA  02140
- --------------------------------------------------------------------------------
                       5    SOLE VOTING POWER

                            718,475 (See Item 4(a))
    NUMBER OF          ---------------------------------------------------------
     SHARES            6    SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY                0
      EACH             ---------------------------------------------------------
    REPORTING          7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                  718,475 (See Item 4(a))
                       ---------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER

                            0
- --------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       718,475 (See Item 4(a))
- --------------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                           [ ]

       N/A
- --------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       7.26%
- --------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       EP
- --------------------------------------------------------------------------------
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   CUSIP No. 423319-10-2              13G                      Page 3 of 5 Pages


 ITEM 1(a).  NAME OF ISSUER:

 Helix Technology Corporation

 ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

 9 Hampshire Street
 Mansfield, MA 02048

 ITEM 2(a).  NAME OF PERSON FILING:

 Memorial Drive Trust ("MDT")

 ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

 125 CambridgePark Drive
 6th Floor
 Cambridge, MA  02140

 ITEM 2(c).  PLACE OF ORGANIZATION:

 Massachusetts

 ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

 Common Stock, $1.00 par value

 ITEM 2(e).  CUSIP NUMBER:

 423319-10-2
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   CUSIP No. 423319-10-2              13G                      Page 4 of 5 Pages


 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

   (a)[ ]  Broker or dealer registered under Section 15 of the Act.
   (b)[ ]  Bank as defined in Section 3(a)(6) of the Act.
   (c)[ ]  Insurance Company as defined in Section 3(a)(19) of the Act.
   (d)[ ] Investment Company registered under Section 8 of the Investment Company Act.
   (e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
   (f)(x) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).
   (g)[ ] Parent Holding Company, in accordance with Rule 13d-1(b) (1)(ii)(G); see Item 7.
   (h)[ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

 ITEM 4.  OWNERSHIP:

   (a) Amount beneficially owned: 718,475 shares (Does not include 4,950 shares and 9,000 options owned by R. Schorr Berman and 1,800 shares owned by the Acorn Trust. Mr. Berman is the Administrator and Chief Executive Officer of the Reporting Person and a trustee of the Acorn Trust. The Reporting Person disclaims beneficial ownership of the shares owned by Mr. Berman and the Acorn Trust.)
   (b) Percent of class:  7.26%
   (c) Number of shares as to which such person has:

       (i)   Sole power to vote or to direct the vote:  718,475 shares
               (See Item 4(a) above)
       (ii)  Shared power to vote or to direct the vote:  None
       (iii) Sole power to dispose or to direct the disposition of:
               718,475 shares (See Item 4(a) above)
       (iv)  Shared power to dispose or to direct the disposition of:  None

 ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

 ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.
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   CUSIP No. 423319-10-2              13G                      Page 5 of 5 Pages


 ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

 ITEM 10. CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    September 9, 1997
                                                    ----------------------------
                                                             (Date)


                                                    /s/ R. Schorr Berman
                                                    ----------------------------
                                                    Administrator and Chief
                                                    Executive Officer